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C3951" r f BC-Certicom-withdrawl-PO   04-14 0388
News release via Canada NewsWire, Toronto 416-863-9350  -ME-

     Attention Business Editors:
     Certicom Corp. Announces Withdrawal of Public Offering@

     Company Plans to Pursue NASDAQ National Market Listing

     HAYWARD, CA, April 14 /CNW/ - Certicom Corp. (TSE: CIC), a leading provider of mobile e-business security, today announced it has withdrawn its previously announced public offering of common shares due to market conditions. The Company, currently traded on the Toronto Stock Exchange, plans to pursue the NASDAQ National Market listing approved in connection with the above offering as soon as possible.

     Certicom will continue to evaluate market conditions with the possibility of proceeding with an offering at a future date. The decision to withdraw the offering was made in conjunction with the managing underwriters: FleetBoston Robertson Stephens Inc., Dain Rauscher Wessels, Wit SoundView, Yorkton Securities and TD Securities.

     Certicom has worldwide sales and marketing operations that are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com. Certicom is a registered trademark of Certicom Corp.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of eCommerce and mCommerce (mobile eCommerce), the increase of the demand for mutual authentication in mCommerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     %SEDAR: 00003865E
     -0-  04/14/2000

     /For further information: Company Contact: Rich Brounstein, Chief


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Financial Officer, Certicom Corp., (510) 780-5325; or Lorraine Kauffman, Public
Relations, Certicom Corp., (510) 780-5417, lkauffman(at)certicom.com; Agency
Contacts: Lillian Armstrong/Kris Otridge, Lippert/Heilshorn & Associates,
     (415) 433-3777/
     (CIC.)

CO:  Certicom Corp.
ST:  Ontario
IN:  CPR
SU:

     -30-


CNW 08:02e 14-APR-00




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